SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Eletrobras

PRESENTATION OF RESULTS 2019

Disclaimer

This presentation may contain **estimates and projections** que **are not statements of past** but reflect **our management's beliefs and expectations** and may constitute estimates and projections about **future events** in accordance with Section 27A of the *Securities Act* of 1933, as amended, and *Section 21E Securities* and Exchange Act of 1934, as amended.

The words "believe", "may", "may", "esteem", "continue", "anticipate", "intend", "wait" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not .

Known risks and uncertainties conhecidos include, but are not limited to **general economic, regulatory, political and commercial conditions** in Brazil and abroad **changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of electricity** use by consumer, **competitive conditions, our level of indebtedness,** the possibility of receiving payments related to **our receivables, changes in the levels of rain and water in the reservoirs** used to operate our hydroelectric plants, **financing and capital investment plans, existing and future government regulations**, and other risks described in our annual report and other documents filed with the CVM and SEC.

Estimates and projections refer only to the date they were expressed and we assume no **obligation to update any of these estimates or projections** due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and **the investor should not rely exclusively on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding performed.**

Business Highlights



Business Highlights

Restructuring

Eletrobras
CGT Eletrosul

CGT Eletrosul
CGTEE + Eletrosul Incoporation
January 2020

Transfer of
Amazonas GT to Eletronorte
January 2020

Workforce

PDC 2019

1,845
Adhesions

R$ 681 million
Estimated cost

R$ 746 million/year
Estimated savings

Furnas Outsourced

1,041
Adhesions
94 readmission primarization

R$ 321 million
Estimated cost

R$ 280 million/year
Estimated cost

Increase of Capital

R$ 7.7 billion
Approval of share capital
February 2020

+1.5%
Free float increase

R$ 4.1 billion
Liability **reclassification** non-current for PL regarding the AFACs União

R$ 3.6 billion
Cash Reinforcement
December 2019

Net debt / EBITDA

1.6x
Net debt / Adjusted EBITDA LTM

2.2x
without RBSE

U$ 1.1 billion
Bonds rollover in January 2020 due in 2021

R$ 5 billion
Eletrobras **Debentures**
May 2019

R$ 1.2 billion
Furnas Debentures
November 2019 and February 2020

Finance & Law Summit and Awards 2020
Eletrobras awarded in the category
Best Internal Finance Department: Infrastructure and Energy

Savings and costs and estimates are for the total number of dismissed employees, 119 of which will be in 2020.
This presentation may contain estimates and projections. See disclaimer.

Eletrobras

Largest Energy Company in Latin America

Eletrobras

P&D	SHAREHOLDINGS
Eletrobras Cepel	Eletrobras Eletropar

ITAIPU BINACIONAL · Eletrobras Eletronuclear · Eletrobras Eletronorte · Eletrobras Chesf · Eletrobras Furnas · Eletrobras CGT Eletrosul · Eletrobras Amazonas GT

136 SPEs

41 on sale

25 in extinction

14 in incorporation

62 total in 2020 (estimated)

Shareholding


Structure of Capital
Mar/2020
38.31%
Others, *free float*
42.57%
PÁTRIA AMADA BRASIL
GOVERNO FEDERAL
Government
2.97%
Funds from Government
5.92%
BNDES
10.23%
BNDESPAR

+1.5%

Free float increase

Eletrobras

Operational Highlights

Generation

51,143 MW
Installed capacity

+1,343 MW
Net physical aggregation in 2019
+3% in relation **to 4Q18**

+R$ 3.2 billion
Increase in revenue

Transmission

71,154 km
Transmission lines
–30km in **4Q19** with sale of SPEs

99.95%
Operational availability
+0.05% compared to 4Q18
–7% system disturbances

+R$ 122.6 million
Allowed Annual Revenue – RAP
aggregated in **4Q19** (corporate)

Definition of WACC Regulatory Review 2018/2019 for G and T: 7.66%

+R$ 50 million/year
Estimated additional RAG at
from July 2020

+R$ 98 milllion
retroactive of cycles
2018/2019 and 2019/2020
to be paid in 3 years, as of July/20

Impact on listed plants
(Improvement GAG + Caimi)

+R$ 129 million
RAP adicional estimada
a partir de julho de 2020

+R$ 258 million
Retroactive of the 2018/2019 and
2019/2020 cycles
to be paid in 3 years, as of July/20

CCC Credits

R$ 2.1 billion
Recognition by Aneel of credits assigned by Ceron and Eletroacre to be updated by the IPCA (1st inspection period - base date: July 2019)

R$ 1.4 billion
Historical value of inefficiency credit, approved by Aneel to be updated and paid by the National Treasury
Completion of the second inspection period for Electroacre and Ceron and for all the value provided by Boa Vista

R$ 5.8 billion
Total assigned credits recorded in December 2019

(1) Values for July/2019

Main Indicators

	2018	2019	%		4T18	4T19	%	
Net Operating Revenue (ROL)	25,772	27,726	8%	↑	7,134	7,339	3%	↑
EBITDA	19,007	10,257	-46%	↓	12,243	3,204	-74%	↓
EBITDA Recurrent	**12,540**	**13,210**	**5%**	↑	**2,935**	**3,248**	**11%**	↑
EBITDA margin	74%	37%	-37p.p	↓	172%	44%	-128p.p	↓
Net Profit	13,348	10,744	-20%	↓	13,752	3,120	-77%	↓
Recurring Net Income	**6,799**	**7,058**	**3,8%**	↑	**2,967**	**1,328**	**-55%**	↓
Net Debt / Recurring EBITDA	2,1	1,6	-0.5p.p.	↓	2.1	1.6	-0.5p.p.	↓
Investments	4,600	3,328	-28%	↓	1,769	1,567	-11%	↓
Employees	17,233	13,089*	-24%	↓	17,233	13,089	-24%	↓

* Employee numbers updated until 12/31/2019. In Jan/2020, there was a reduction of over 394 employees and 123 employees will leave by May 2020

Eletrobras

Our Business
Evolution



Eletrobras

Generation

125 Plants
58 Corporate
67 SPES

Eletrobras

51,143 MW
Capacity installed

1,343 MW (+3%)
Net Aggregation
in 2019



170,027 MW
of the country
30.1%
5.3%

Eletronuclear + Itaipu
8,990 MW

+7,336 MW
in Brasil compared to 4Q18

1,343 MW (18%)
with Eletrobras participation

Highlights of 2019

Belo Monte largest Brazilian hydroelectric plant
3,667 MW in 2019 (1,832.60 MW Elb)
11,233MW in operation

HPP Sinop
Commercial operation of the two UGs begins, totaling 401.88 MW (196,92 MW Elb)

Wind power 70 MW in 2019 (67.23 MW Elb)



96%
Clean Energy

90% Hydraulic
46,259 MW

4% Nuclear
1,990 MW

2% Wind & Solar
1,025 MW

4% Thermal
1,870 MW

Eletrobras

Sectoral **Context and Performance**

Revenue Amounts in R$ million		Revenue 2018	Revenue 2019	Var.
ACR (Regulated Market)	Regulated Contract	8,119	11,118	36.9%
	O&M Law 12,183	2,708	3,549	31.0%
ACL (Free Market)	Bilateral Contract[1]	7,574	7,305	-3.6%
	CCEE	1,297	1,353	4.4%
Others		441	49	-88%
Generation Revenue		**20,139**	**23,374**	**16.1%**

	2018	2019	Var.	
Garantia Física [1 2]	9,786	10,293	5.18%	↑
Generated energy	8,040	8,499	5.7%	↑
Energy Sold ACR Regulated Contract	3,574	4,418	23.6%	↑
Energy Sold ACR O&M	7,451	7,451	0.0%	↑
Energy Sold Bilateral ACL	4,893	4,652	-4.9%	↓

[1] Includes the enterprises affected by Law 13,182 of 2015; [2] Does not include Quotas

		2018	2019
Market	GSF (%)	81.32	80.91
	PLD (R$/MWh)	270.86	191.89
Eletrobras Average Price [3]	ACL[1] (R$/MWh)	167.37	173.35
	ACR[2] (R$/MWh)	249.68	288.08

[3] It does not include SPEs controlled by the Holding.

ACR Regulated Contract

R$ 2.978 million

Amazonas GT (Mauá 3 and Pies)

R$ 363 million

Increase in Fixed Revenue and surpluses from Angra I and Angra II, new CCEARs from Eletronorte, higher generation of energy from Candiota III after Overhaul

- R$ 339 million

Lower Furnas revenue and termination of the Boa Vista Energia contract with Eletronorte.

ACR O&M

R$ 865 million

GAG improvement throughout 2019 and annual readjustment of RAG.

ACL – Bilateral Contracts

Lower Eletronorte sales and reduced consumption by Chesf industrial customers, lower PLD

CCEE

Higher of uncontracted energy settled to PLD

Eletrobras

Energetic Balance

Energy Balance (Mw avg)	2020	2021	2022	2023	2024
Ballast	**9,275**	**9,198**	**9,198**	**9,167**	**7,387**
Own resources	8,282	8285	8,285	8,285	6,614
Energy Purchase	993	913	913	882	773
Sales	**5,991**	**5,256**	**4,800**	**4,657**	**4,347**
ACL - Bilateral Contracts	3,761	3,161	2,705	2,568	2,259
ACR - Except quotas	2,229	2,095	2,095	2,089	2,089
Average Selling Price R $ / MWh	214.39	216.00	218.27	219.36	222.86
Average Purchase Price R $ / MWh	222.17	227.09	227.09	229.12	230.21
Balance (Ballast - Sales)	**3,284**	**3,942**	**4,398**	**4,510**	**3,040**
Uncontracted Energy *	**35%**	**43%**	**48%**	**49%**	**41%**

* Includes hedge to mitigate hydrological risk.
Physical security quotas are not included

Quota Systems					
Physical Guarantee Quotas for Hydroelectric Plants	7,451	7,451	7,451	7,451	9,055
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

Contracts concluded until 12/31/2019. Considers the end of the contracts for UHEs Mascarenhas de Moraes, in Jan / 2024, and UHE Tucuruí, in Aug / 2024, and from the respective dates, both started to be considered in the Quota regime.

Contracted energy Customer Portfolio - Eletrobras Companies (MW avg)



15,9%
11,3%
17,5%
9,6%
45,7%
11,0%
14,1%
14,8%
10,5%
49,6%
7,3%
14,8%
14,7%
11,0%
52,2%
4,3%
15,3%
15,2%
11,4%
53,9%
3,3%
15,4%
15,3%
11,5%
54,5%
1,5%
15,4%
15,6%
11,8%
55,7%
2019
2020
2021
2022
2023
2024
Quotes
Nuclear Power Quotes
CCEARs
Free consumer
Trader + Generator

Eletrobras

Generation Projects in Construction

10 WIND FARMS

Total capacity
Of projects under implementation
190 MW

4 plants: began their operation in 2020 (40 MW)

5 Wind plants (123 MW) are authorized to operate in test and are scheduled for commercial operation in Apr/2020

The last wind farm, **Casa Nova IA** (27 MW), is scheduled for commercial operation in Oct/20

Eletrobras Share
190 MW

Estimated Revenue
R$105.34
Million/year

Total Investment Expected
R$ 875.17 million
(Historical value)

This presentation may contain estimates and projections. See disclaimer.
The reported revenues are estimated and proportional to Eletrobras' participation in the SPEs.



Generation Projects in **Construction**

TPP SANTA CRUZ

Current plant capacity
350 MW
(Gas turbines)

Additional Capacity Cycle Closing
150 MW
(Steam turbine)

Forecast of the beginning of commercial operation of the Cycle Closing
Apr/21

Eletrobras Share
100%

Closing of
Combined Cycle

Total Investment
R$ 767 million
(base: Feb/20)



Generation Projects in **Construction**

NPP ANGRA 3

Total capacity
1,405 MW

Prevision of commercial operation
2026/Nov

Eletrobras Share
100%

Investment to be made
R$ 14.8 billion



Eletrobras

Generation Projects in **Construction**

1,745 **MW**

Beginning of operation scheduled with Eletrobras participation by the end of 2026

Beginning of Commercial Operation

190 MW	150 MW	1,405 MW
Until December 2020	In December 2021	November of 2026



This presentation may contain estimates and projections. See disclaimer.
The reported revenues are estimated and proportional to Eletrobras' participation in the SPEs

Transmission

The largest transmission company in Brazil

2019

71,154 km
Eletrobras transmission
being 64.894km ≥ 230 kV

45.2% of Brazil



Existent
Future
LT EletrobrasCompanies
LT Eletrobras Companies withpatnerships
LT Eletrobras Others

- 195 km
(Net breakdown. Includes aggregation of 422.5 corporate km and sale of 617.2 km of SPEs, compared to 4Q2018)

+728 mi
Additional total RAP at Eletrobras companies in 2019, with emphasis on Chesf with **R$ 290 mi**



+ 164 mi
Exploration
+ 564 mi
O&M – Law 12.783/13

78 corporate constructions

Large, under construction, with potential revenue from

R$ 300 million

Potential Aggregation of RAP



+ 7% RAP
+ R$ 794 million
+R$ 168 mi RAP Aggregation
+R$ 129 mi revision WACC
+R$ 86 mi WACC retroactive
+R$ 71 mi Aggregation RAP
+R$ 129 mi revision WACC
+R$ 86 m WACC retroactive
+R$ 26 mi Aggregation RAP
+R$ 129 mi revision WACC
+R$ 86 mi WACC retroactive
+R$ 35 mi Aggregation RAP
+New tariff review
11,493
54.1
383
11,822
-11.1
286
12,097
-13.7
241
12,324
-71.7
35
12,287
RAP Cycle 2019/20
Step profile 50%
Aggregations
2020/2021 Cycle Estimate
Eletrosul contract expires
Aggregations
2021/2022 Cycle Estimate
Step profile 50%
Aggregations
2022/2023 Cycle Estimate
Step profile 50%
Aggregations
2023/2024 Cycle Estimate

7.66%
WACC review in July 2020

+ R$ 129 million/year
With retroactive effect since the 2018/2019 cycle

+R$ 300 million/year
RAP large reinforcements and improvements authorized

R$ 1.9 billion
Associated investment

15%
RAP/Investments

The estimated aggregations of RAP are in reinforcements and major improvements already authorized, it does not include other works in progress.
Slide does not consider PA and asset sales.
This presentation may contain estimates and projections. See disclaimer

Eletrobras

Financial Performance 2019



Eletrobras

Statement of Income **2019**

Amounts in R$ million	IFRS			Recurrent			**Highlights** Applicant: see Company *Release*
	2018	**2019**	**Var.**	**2018**	**2019**	**Var.**	
Generation Gross Revenue	20,139	23,374	16%	20,105	23,325	16%	**+ R$ 2.6 billion** Amazonas GT: Mauá 3, PIES and four fan plants.
Transmission Gross Revenue	9,868	9,544	-3%	9,868	9,544	-3%	**- RS 389 million** Amortization RBSE
Others Revenue	869	769	-12%	869	769	-12%	- R$65 million Furnas: Actuarial Revenue (-R$ 10 million); Lower part gain corporate (-R$ 34 million); and multimedia (-R$ 16 million)
Deductions from Revenue	-5,104	-5,961	17%	-5,104	-5,961	17%	
Net Operating Revenue	**25,772**	**27,726**	**8%**	**25,738**	**27,676**	**8%**	**Amazonas GT**
(-) PMSO	-9,108	-9,850	8%	-8,635	-8,377	-3%	**R$ 681 million** PDC (R$ 379 million in 2018); -905 employees in 2018 and -1,726 in 2019; PLR reversals (in 2018, R$ 154 million more than 2019)
(-) Operating costs and expenses	-5,537	-6,778	22%	-5,404	-6,728	25%	**+ R$ 1.6 billion** Fuel and Energy purchased for Resale Amazonas GT.
(-) Operational provisions	6,495	-2,006	131%	-544	-501	-8%	**R$ 462 million** Impairment Angra 3: 11 month delay (R$ 7.4 billion reversal in 2018); PCLD R$ 621 million financing from a privatized distributor (effective default: R$ 186 million and R$ 435 million: Company's prospective risk - CPC 48).
(+) Shareholdings	1,385	1,141	-18%	1,385	1,141	-18%	**- R$ 650 million** affiliates, partially offset by ESBR (+ R$ 430 million) and SPE Madeira (+ R$ 341 million)
Ebitda	**19,007**	**10,257**	**-46%**	**12,540**	**13,210**	**5%**	IFRS: Reversão ***Impairment*** **(Angra 3); PDC e PCLD**
Depreciation and amortization	-1,702	-1,807	6%	-1,702	-1,807	6%	
Financial Result	-1,375	-2,081	-51%	-1,556	-1,881	-21%	**-R$1,064 million**: Agreement with Eletropaulo in 2018 **+R$567 million** debt charges for new debentures Holding and non-capitalization of UTN Angra 3 interest due to the non-resumption of the plant's work.
Income Tax and Social contribution	-2,484	1,090	144%	-2,484	-2,464	-1%	**R$3.554 million** Tax credit activation (Chesf and Furnas)
Result. of Discontinued oper.	-99	3,285	3411%	0	0	-	PL reversal of Amazonas D due to privatization; CCC provision of R$ 1,676 million
Net income	**13,348**	**10,744**	**-20%**	**6,799**	**7,058**	**4%**	

Eletrobras

Statement of Income **4Q19**

Amounts in R$ million	IFRS			Recurrent			Highlights Applicant: see Company *Release*
	4Q18	**4Q19**	**Var.**	**4Q18**	**4Q19**	**Var.**	
Generation Gross Revenue	5,964	6,297	6%	5,702	6,273	10%	**+R$ 620 million** Amazonas GT; **-R$ 245 million** Eletronorte: reduction of 24.29% in the contracted ACL (2,491 MWm x 1,886 MWm) and reduction of the average price billed in ACL by 12% (R$ 204.25/MWh x R$ 180.38/MWh)
Transmission Gross Revenue	2,151	2,384	11%	2,151	2,384	11%	**+R$150 million** RBSE revenue
Others Revenue	423	241	-43%	423	315	-26%	**- R$87 million** *holding*: reversal of Procel's retroactive value R$ 74 million; **- R$46 million** Furnas allocation of actuarial gain (-R$ 10 million) and Santo Antônio stake increase in 4Q18 (R$ 34 million without correspondent in 4Q19)
Deductions from Revenue	-1,405	-1,583	13%	-1,405	-1,583	13%	
Net Operating Revenue	**7,134**	**7,339**	**3%**	**6,872**	**7,395**	**8%**	**+R$ 620 million** Amazonas GT
(-) PMSO	-2,582	-3,453	34%	-2,487	-2,437	-2%	R $ 524 million PDC (R$ 379 million in 2018); PLR reversals in 2018 (R$ 158 million more than 2019).
(-) Operating costs and expenses	-1,345	-2,046	52%	-1,341	-2,022	51%	**+ R$ 478 million** Fuel and energy for resale Amazonas GT operation
(-) Operational provisions	8,875	1,115	87%	-269	-150	-44%	**R$ 462 million Impairment Angra 3** (Reversal of R$ 7.2 billion in 2018; **PCLD R$ 621 million privatized distributor financing.**
(+) Shareholdings	161	461	187%	161	461	187%	**+R$ 326 million** SPE ESBR Jirau: reversal of impairment; + R$ 220 million SPE Madeira: cost reduction with energy purchased for resale and debt renegotiation. - R$ 435 million Reduction in the result of associates.
Ebitda	**12,243**	**3,204**	**-74%**	**2,935**	**3,248**	**11%**	**IFRS: Impairment Angra 3 of 2018; PDC, PCLD**
Depreciation and amortization	-433	-496	14%	-433	-496	14%	Increase in the asset base
Financial Result	731	-1,310	-279%	1,157	-1,344	216%	**-R$ 1,258 million** accounting adjustment at fair value in 4Q19 (revenue of R$ 1,143 million in 4Q18) Disregarding this accounting adjustment (2.4 billion), the recurring net profit would rise 42%.
Income Tax and Social contribution	-693	3,473	-601%	-693	-81	-88%	**+ R$3,554 million** Tax credit activation (Chesf and Furnas)
Result. of Discontinued oper.	1,903	-1,752	-192%	-	-	-	
Net income	**13,752**	**3,120**	**-77%**	**2,967**	**1,328**	**-55%**	

Eletrobras

Net Profit 4Q19

(in R$ milllion)

Recurring Income Statement	4Q18	4Q19	Variation	%
EBITDA	**2,935**	**3,248**	**313**	**11%**
Depreciation and amortization	-433	-496	-63	14%
Recurring Income before Financial Income	**2,502**	**2,753**	**251**	**10%**
Recurring Financial Result			**0**	
Interest income and financial investments	639	218	-421	-66%
Monetary Update	417	388	-29	-7%
Exchange variation	1	-29	-30	-3299%
Debt charges	-826	-593	234	-28%
Charges for Shareholder Resources	-65	-60	5	-7%
Fair value adjustment	1,143	-1,258	**-2,402**	-210%
Other financial results	-152	-10	142	-94%
Managerial income before tax	**3,660**	**1,409**	**-2,251**	**-62%**
Income tax and social contribution	-693	-81	612	-88%
Managerial net income	**2,967**	**1,328**	**-1,639**	**-55%**

Recurring profit without effect of adjustment to fair value of RBSE				
Recurring Financial Result	1,157	-1,344	-2,501	-216%
Fair value adjustment	1,143	-1,258	-2,402	-210%
Recurring Financial Result without "Adjustment to fair value"	14	-86	-100	-725%
Net Income without "Adjustment to fair value"	1,823	2,586	763	42%

– R$ 2,402
Accounting effect of changing the discount rate of RBSE revenue from close to NTN-B (4.6%) to close to WACC (6.4%)

Gross Revenue **2019**

(em R$ million)



+ 9.1% IFRS
+ R$ 2,811 million
+ 9.1% Recurrent
+ R$ 2,796 million
30,876
-34
30,842
2,379
+14%
841
+31%
72
+2%
-157
-23%
-389
-9%
150
+23%
-100
-12%
33,637
49
33,687
IFRS 2018 Gross Revenue
Construction Revenue
Recurring Gross Revenue 2018
Generation - Exploration Regime
Generation - O&M Regime
Transmission - Operation and maintenance revenue
Transmission - Construction revenue
Transmission - RBSE
Transmission - Contractual Revenue
Other Revenues
Recurring Gross Revenue 2019
Retroactive G/Construction and SPE Gains
IFRS2019 Gross Revenue

Generation **+ R$ 3.2 billion**	Transmission **– R$ 544 million**	Others Revenue **– R$ 100 million**

Generation

+ R$ 2.6 billion
Amazonas GT: Mauá 3 e Pies

+ R$ 856 million
GAG Improvement:

+ R$ 124 million
Reajusted RAG

Transmission

– R$ 389 million
RBSE Amortization

– R$ 157 milhões
Construction of Chesf

Others Revenue

– R$ 65 million
Furnas
- **R$ 34 million** lowest gain in shareholdings
- **R$ 16 million** multimedia revenue
- **R$ 10 million** actuarial gain

Eletrobras

Operation Costs **2019**



+ 22% IFRS
+ R$ 1,241million
+ 25% Recurrent
+ R$ 1,325 million
5,537
133
5,404
603
+39%
210
+15%
922
+78%
-410
-32%
6,728
49
6,778
IFRS 2018 Operating Costs
Non-Recurring Items
Recurring Operating Costs 2018
Energy purchased for resale
Charges on use of the electricity grid
Fuel for electricity production
Construction Transmission
Recurring Operating Costs 2019
Itens Não Recorrentes
Custos Operacionais IFRS 2019

Operation Costs **+ R$ 1.7 billion**

+ R$ 1.5 bi

Amazonas GT:

- + R $ 1.6 billion startup of the Mauá 3 plant;
- incorporation of PIES contracts in 2019;
- assumption of the gas contract.

Transmission Construction **-R$ 410 million**

Cost reduction due to the lower level of investments in 2019 compared to 2018

PMSO 2019

(em R$ million)



+ 8,1% IFRS
+ R$ 742 million
- 3,0% Recorrente
- R$ 258 million
PDC: R$ 379
Outros: 94
PDC: R$ 681;
R$321 Outsourced
Others: 471
9,108
-474
8,635
141
18
-39
-377
8,377
1,473
9,850
PMSO IFRS 2018
Non-Recurring Items
Recurring PMSO 2018
Personal
Material
Services
Others
PMSO Recurring 2019
Non-Recurring Items
PMSO IFRS 2019

Peronal + 141 million	Material + 18 million	Services – R$ 39 million	Others – R$ 377 million
R$ 154 million Lower PLR reversal that in 2018 **R$ 29 million** - Angra 3 Shutdown **-1%** P reduction excluding both effect	**+ R$ 22 million** CGTEE: increased consumption of lime and associated materials.	**– R$ 52 million** -Furnas: efect of OBZ; **+ R$ 10 million** Eletrosul: contract termination Lot A, wind feasibility studies and environmental license	**– R$ 121 million** Eletronorte: reduction by IFRS 16, greater recovery of expenses, reduction of insurance, reduction of expenses with UTE Araguaia **– R$ 30 million** CGTEE: recovery of expenses and lower expenses with labor conviction **– R$ 60 million**

Non-recurring in 2019: R$ 681 million in PDC / 2019; and R$ 321 million termination of outsourced furnas, R$ 159 million expiry of the concessions, R$ 111 million Ampla process, R$ 107 million consultancy.
Non-Recurring 2018: R$ 370 million, R$ 54 million from independent investigation and R$ 40 Tractebel compensation.

Operational Provisions *2019*

(in R$ million)



2019
Compulsory Loan
PCLD Distribuidora (R $ 621 million)
Provision Angra 3: -R$ 462 million
982
775
624
301
0
75
2,006
Contigencies
Compulsory Loan
PCLD
Impairment and Onerous Contract
Others 2019
Provision 2019
2018
500
1,319
79
-7,900
Contigencies
Compulsory Loan
PCLD
Impairment and Onerous Contract
TFRH
Other provisions
Reversal of provisions
-6,495
-1,187
690
Angra 3 Reversion: R$ 7.2 billion
Reversal
Construction

Eletrobras

EBITDA **2019**

(em R$ million)



-46%
R$ 8,750 million
Impairment: -R$6,546
Contingencies: R$ 1,820
Onerous Contracts: -R$1,354
TFRH: -R$ 1,184
Others: R$ 797
• Contingencies: R$1,757
• PDC : R$ 681
• Others: R$ 515
+5,3%
+R$ 670 million
19,007
-6,467
12,540
1,938
+8%
-244
-18%
-1,325
+25%
258
-3%
-43
+8%
13,210
-2,853
10,257
EBITDA IFRS 2018
Itens Não Recorrentes
EBITDA Recorrente 2018
Rol recorrente
Participações Societárias recorrente
Custos Operacionais recorrentes
PMSO recorrente
Provisões Operacionais recorrente
EBITDA Recorrente 2019
Itens Não Recorrentes
EBITDA IFRS 2019

Net Operating Revenue Recurring

See slide 21

Recurring Shareholdings – R$ 244 million

– R$650 million - affiliates

+ R$430 million - ESBR

+ R$341 million -SPE Madeira

PMSO and Recurring Costs

See slides 23 and 24

Recurring Operating Provisions -R$ 43 million

R$ 180million
PCLD Loans

Net Profit

(em R$ million)



- 20%
- R$ 2,604 million
+3.8%
+ R$ 259 million
13,348
6,549
6,799
670
+5,3%
-431
-13,2%
20
+0,8%
7,058
3.686
10,744
Net Income IFRS 2018
Non-Recurring Items
Recurring Profit 2018
Recurring EBITDA
Result. Recurring Financial and Deprec and Amort
Income tax
Recurring Profit 2019
Non-Recurring Items
IFRS 2019 Net Income

Financial Result	– R$ 325 million

+ R$ 567 million in debt charges for new debentures Holding and non-capitalization of UTN Angra 3 interest due to failure to resume the plant's work.
-R$ 702 million in interest income, commissions and fees (excluding the Eletropaulo effect) due to the lower interest rate.
+ R$ 1,289 million adjustment to fair value resulting from the remeasurement of the RBSE asset

Non-recurring items	+ R$ 3,686 million

Ebitda adjustments = slide 25;
-R$ 545 million Monetary Restatement of Emp. Compulsory in 2019 and R $ 884 million in 2018
-R$ 346 million Revenue from Privatized Distribution Companies
+ R$ 3,554 million deferred tax assets

Non-Recurring in 2019: EBITDA Adjustments Slide 25, Current. E.Compulsório Monetary and Fiscal Credit;
Non-recurring in 2018:: EBITDA Adjustments Slide 25, Current. Monetary of E.Compulsório and Eletropaulo

Eletrobras

Financial Discipline

(em R$ billion)



Net Debt/Ebitda
Privatization Distribution Companies
23.4
20.3
26.4
25.7
23.5
22.1
21.0
6.1
3.7
3.1
3.0
2.6
2.3
2.2
3.6
1.9
2.1
2.2
2.0
1.8
1.6
dez/16
dez/17
dez/18
mar/19
jun/19
set/19
dez/19
Net Debt
Net Debt/EBITDA with RBSE
Net Debt/EBITDA withhout RBSE

GOAL	
Net Debt / EBITDA Ajusted	< 3,0

6.6		10.5		12.5		11.5		11.6		12.3		13.2	EBTIDA with RBSE (LTM)

2019

(+) Short-Term Debt (Current Liabilities)	7.36
(+) Long-Term Debt	40.54
Gross Debt	**47.90**
(-) Transfer RGR to CCEE (1)	1.12
= Recurring Gross Debt	**46.78**
(-) (Cash and cash equivalents + marketable securities)	10.76
(-) Financing Receivable	14.28
(+) Transfer RGR to CCEE(1)	1.12
(-) Net balance of Itaipu Financial Assets	1.82
Net debt	**21.04**

(1) See Note 9 and 22 to the 2019 financial statements

*As of 2019, only current assets are considered, so the 2018 Net Debt was changed for comparison purposes.

Eletrobras

Debt Profile and Receivables

Gross Debt without Third Party RGR 2019: R$ 46.8 billion


7.1
12.9
6.4
4.1
5.7
1.3
9.4
2020
2021
2022
2023
2024
2025
After 2025

Estimated Gross Debt after Bond Rollover in January 2020: R$ 47.3 billion


7.1
8.3
6.4
4.1
5.7
3.3
12.4
2020
2021
2022
2023
2024
2025
After 2025

Loans and financing receivable* : R$ 13.1 billion


6
5.9
3.3
2.9
2.3
1.7
3.0
2020
2021
2022
2023
2024
2025
After 2025

Does not include: receivables from Itaipu's financial assets of R $ 1.8 billion, receivables from RGR of companies in the System

Indebtedness Composition 2019


18%
82%
Real (R$)
Foreign Monetary
2%
16%
31%
19%
3%
29%
CDI
IPCA
Selic
Fixo
TJLP
Others

Composition of Balances of Receivables 2019


44%
56%
Real (R$)
Foreign Monetary
8%
92%
CDI/Selic
IPCA

Does not include charges

Eletrobras

Investments Realized

(in R$ million)

Investments	Realized 4Q19	Realized 2019	Budget 2019	%2019
Generation	**980**	**2.049**	**2.827**	**72%**
Corporate Deployment	484	703	977	72%
Corporate Expansion	120	190	272	70%
Maintenance	118	487	925	53%
Expansion SPEs	257	669	654	102%
Transmission	**479**	**1,068**	**2,516**	**42%**
Corporate Deployment	0	3	12	24%
Expansion and Reinforcements and Improvements	301	691	1.399	49%
Maintenance	72	203	735	28%
Expansion SPEs	106	171	369	46%
Others*	**108**	**211**	**362**	**58%**
Total	**1,567**	**3,328**	**5.705**	**58.3%**

* Environmental Quality, Infrastructure, Technological Development.

Generation

Angra 3	R$ 650 million
UTE Santa Cruz	R$ 188 million
NE and Itaparica Sistem	R$ 50 million
Angra 1 e 2	R$ 165 million
Candiota 3	R$ 199.8 million
Sinop	R$ 265 million

Transmission

Eletronorte	R$ 73 million
Chesf	R$ 358 million
Eletrosul	R$ 40 million
Furnas	R$ 209 million
Mata S Genebra	R$ 130 million

Unrealized **Investments**

(in R$ million)

R$ 2.377 million of non-realization of investments being **R$ 808 million** for reasons unrelated to Eletrobras

Investments	**R$ Million**	**% Investment Budgeted 2019**
Budgeted Investment	**5,705**	**100%**
(-) Total Realized (a)	3,328	58.3%
(-) Not performed for reasons beyond Eletrobras(b)	808	14.1%
(=) Sub Total (a + b)	**4,136**	**72.5%**
Unrealized	1,569	27.5%

- R$ 808 mi

-R$ 238 mi

Angra 3 (depends on the resumption of the work)

-R$ 329 mil

TNE

Regulatory issues and license delay

- R$ 97 million

UHE Curuá-Una G

UEE Casanova

UEE Livramento

Bidding issues/Suppliers

Eletrobras

Destination of **Results 2019**

Parent Company Profit Distribution	**10,697,124**
(-) Legal Reserve	(534,856)
(=) Adjusted Net Income (a)	**10,162,268**
(-) Mandatory Dividend (25% LLA) (b)	**2,540,567**
Dividend of Preferred Shares	490,209
Dividend of Common Shares	2,050,357
(=) LLA Balance after Mandatory Dividend(a) - (b)	**7,621,701**
(-) Adjustment of Subsidiaries / Affiliates	(157,205)
(-) Statutory reserve for investments (50% of LL)	(5,348,562)
(-) Statutory reserve of studies and projects (1% of LL)	(106,971)
(-) Capital Budget Reserve (art. 196, LSA)	(2,008,963)
(=) Balance after Distribution	0

Class	**Total**	**By share**
PREF "A"	330	2.24
PREF "B"	489,880	1.74
COMMOM	2,050,357	1.59
Total	**2,540,567**	

Eletrobras

Covid-19

Eletrobras

Eletrobras in the prevention of Coronavirus (Covid-19)

Measures Adopted

- Crisis Committee Creation;
- **Contingency action plan:** map, monitor and guide the necessary actions in generation and transmission operations;
- 74% of its employees **in teleworking and preservation essential activities**

Risks

Generation

- GDP stagnation (+ 0.02%)
  - Demand decrease
- Default by the Final Consumer
  - Economic losses resulting from distributors' flow mismatch
- Contract renegotiation (ACL);
- Postponement of auctions and delay of works.

Mitigators



Generation Revenue
48%
15%
37%
ACR Regulated Contract
ACR O&M (Quotes)
ACL (Bilateral + CCEE)
Others

- **ACR: 63% of Eletrobrass contracts**
- Customer diversification (SIN distributors)
- Regulated contracts and annual readjustment of distributors depends on compliance with sector charges. Portion A includes non-manageable costs and covers expenditure on energy purchases.
- **ACL: 37% of Eletrobras contracts**
- Less of the revenue comes from ACL, since it is the environment that concentrates the greatest risk.
- Eletrobras no longer has a distribution business
- Reinforced cash in case of flow mismatch: R$ 6.8 billion in the Parent company and R$ 10.8 billion in the consolidated

Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.

Eletrobras in the prevention of Coronavirus (Covid-19)

Transmission: Lower Risk

- Over-contracting distributors, exchange devaluation
  - May affect the user's ability to pay;
- Postponement of auctions and delay of works

- Asset availability contract, regardless of energy transmitted;
- Low default segment (lower 12-month average) than 0.5%);
- Backup systems in the transmission system operation centers

Foreign Exchange Exposure on 12/31/19 (U$ million)

Asset	1,901.85
Liabilities	2,208.14
= Result of Exposure	306.28

Com a rolagem dos bonds (jan/2020) + US$ 125 milhões

Relevant foreign exchange exposure in cash flow only after 2025:
Receivables in dollars in the short term and **about US$ 2.2 billion concentrated in the long term equivalent to 94% of the total foreign exchange liability**

	2020	2021	2022	2023	2024	2025	Após 2025	Total
Asset	805,97	880,41	190,36	25,11	-	-	-	1.901,85
Liabilities	139,52	706,38	45,93	46,39	19,57	519,57	856,49	2.333,84
= Result of Exposure	666,46	174,03	144,44	-21,28	-19,57	-519,57	-856,49	431,99

Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.


MASTER PLAN
2020-2024
Eletrobras

MASTER PLAN 2020-2024 Business Identity

Purpose

Colocamos toda nossa energia para o desenvolvimento sustentável da sociedade

Future Perspectives

To be an innovative, **clean energy** company, recognized for **excellence** and **sustainability**

Values

We are guided by:

- Respect for people and life
- Ethics and transparency
- Excellence
- Innovation
- Collaboration and recognition

Eletrobras

MASTER PLAN 2020-2024

Leverage	Goal 2020
Net Debt / EBITDA Ajusted	< 2.5

Efficiency	Goal 2020
PMSO / PMSO Regulatório	1.0

Personnel	Goal 2020
Accident Frequency Rate with leave (own and outsourced employees)	2.48

	Goal 2020
Net Profit / Shareholders' Equity	14.3%

Investment 2020-2024

values in R$ billion



R$ 32.4 billion
13,9
7,3
9,4
1,8
Angra3
Generation (others)
Transmission
Infrastructure and environmental



2020: 1,05; 1,76; 2,01; 0,47
2021: 2,58; 1,63; 2,05; 0,45
2022: 3,40; 1,42; 2,27; 0,30
2023: 3,45; 1,44; 1,67; 0,30
2024: 3,39; 1,07; 1,38; 0,30

Eletrobras

MASTER PLAN 2020-2024 STRATEGIC GUIDELINES AND INITIATIVES

1st Value and Investment

>> Capitalization of the Company: Bill Project 5.877/19

2nd People and Culture

>> Implementation of high performance culture

>> Occupational health and safety program

3rd Governance

>> Improvement in the internal control environmnet

4th Management

>> Implementation Zero Base Budget (OBZ)

Expected Savgins:
2020: -R$ 280 million
2021: - R$ 181 million
2022: - R$ 31 million

5th Inovation and Digital transformation

>> Eletrobras Digital Program

>> Inova Eletrobras Program

6th Efficiency in Generation and Transmission

>> Regulatory Strategy

Regulatory Strategy:
Receivables CCC: +R$ 5.4 billion
Ke RBSE: + R$ 10 billion
Designation period: +R$ 3.7 billion

>> Shareholding racionalization

Incorporation of Amazonas GT by Eletronorte by 2022

>> Modernization of Assets: Generation and Transmission

7th Generation and Transmission expansion

>> NPP Angra 3 project

Future Perspectives

Receipt of Ke from RBSE

July 2021
Eletrobras expectation of receipt start

R$ 40.7 billion
Total estimated financial balance of RBSE

R$ 10 billion
Estimated value of Ke

Eletrobras capitalization

Approval of **Project's Bill 5.877/2019** (potential delay due to **Covid-19**).

Shareholding Simplification SPEs



1Q20
Up to 4Q20
136
1
1
134
39
1
13
19
62
01/01/2020
Venda
Encerramento
10/03/2020
Venda
Descruzamento
Incorporação
Encerramento
31/12/2020

Generation commercial operation starts
(proportional to Eletrobras participation)

Generation	**+190 MW** Until December 2020	**+340 MW** Until December 2021
Transmission	**+1,396 km** From Transmission Lines to 2020	

Angra 3

CPPI: Definition of the business model and process for selecting a private partner (Prevision: 1H20)

PDNG 2020-2024

- Expand investment capacity and generate value for the company;
- Cost Reduction;
- High Performance Culture
- Digital Transformation and Automation

This presentation may contain estimates and projections. See disclaimer.

Eletrobras

Eletrobras

Thank you!

pr@eletrobras.com